October 26, 2010

VIA EDGAR

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Judiciary Plaza
Washington, D.C. 20549-1004

Re: Sea Star Group, Inc.
Registration Statement on Form S-1 (File No. 333-162797)
Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Act"), Sea Star Group, Inc., a corporation organized under the laws of Nevada (the "Registrant"), hereby respectfully requests withdrawal of its Registration Statement on Form S-1 (File No. 333-162797), together with all exhibits and the amendments thereto (the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on November 2, 2009. The Registrant is withdrawing the Registration Statement because as a result of an additional due diligence review it is not currently able to confirm material information contained therein pertaining to an attempted reincorporation from Delaware to Nevada or the validity of all corporate actions arising thereafter including the issuance of the Registrant's securities, stock splits and the exchange agreement involving Riley Technologies, LLC. As a result of this uncertainty, the Registrant can no longer attest to the financial statements and information contained in the Registration Statement or that it possesses the assets and technology as set out in the Registration Statement. In addition, the Registrant has elected to unwind the agreement between Riley Technologies, LLC and Registrant, and Riley Technologies will seek private financing.

The Registrant hereby confirms that no securities have been sold pursuant to the Registration Statement and all activity regarding the proposed public offering has been discontinued. The Registrant hereby informs the Staff that if it is able to satisfactorily resolve the uncertainty regarding the reincorporation and the corporate actions taken thereafter, it may undertake a subsequent private offering in reliance on the safe harbor set forth in Rule 155(c) promulgated under the Act.

The Registrant also requests that, in accordance with Rule 457(p) under the Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant's account with the Commission for future use.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives notice from the Commission that this application will not be granted. If you have any questions regarding this application for withdrawal, please contact Ronald McMahon, of the Registrant, at (704) 663-6319.

Very truly yours,

Ronald McMahon

By: /s/ Ronald McMahon
Name: Ronald McMahon
Title: Chief Financial Officer